Exhibit 15.3

83 Wooster Heights Road Danbury, Connecticut 06810 iqvia.com AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA Dear Ladies and Gentlemen: IQVIA DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2021 In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, IQVIA Inc. (“IQVIA”) hereby authorizes AstraZeneca to refer to IQVIA and certain pharmaceutical industry data derived by IQVIA, as identified (highlighted in green) on the pages annexed hereto as Annex A, which are a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2021 (the “Annual Report”), each of which is incorporated by reference in the registration statement No. 333-253315 on Form F-4 for AstraZeneca, in the registration statement No. 333-234586 for AstraZeneca on Form F-3, and in the registration statements No. 333-240298, No. 333-226830, 333-21 6901, No. 333-170381, No. 333-1 52767, No. 333-1 24689 and No. 333-09062 on Form S-8 for AstraZeneca. IQVIA’s authorization is subject to AstraZeneca’s acknowledgement and agreement that: 1) IQVIA has not undertaken an independent review of the information disclosed in the Annual Report or the Form 20-F other than to discuss its observations as to the accuracy of the information relating to IQVIA and certain pharmaceutical industry data derived by IQVIA; 2) AstraZeneca acknowledges and agrees that IQVIA shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IQVIA as such; and 3) AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IQVIA, set forth in the Annual Report and Form 20-F as filed with the SEC and agrees to indemnify IQVIA from any third party claims that may arise therefrom. Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours, /s/ Matthew Kane Name: Matthew Kane Title: Assistant General Counsel ACCEPTED AND AGREED This 22 day of February 2022 AstraZeneca PLC /s/ Adrian Kemp Name: Adrian Kemp Title: Company Secretary

Annex A (See attached)

The continued growth of the healthcare sector presents us with both challenges and opportunities that require us to adapt, innovate and build trust. Our sector’s traditional focus on treatment is shifting towards prevention and early intervention. Meanwhile, social, economic and political challenges remain in meeting unmet medical need. Impact of global trends Global trends continue to increase the demand for healthcare. The COVID-19 pandemic has highlighted challenges and accelerated healthcare innovation and change. Global economic recovery followed by slowdown Increasing burden of chronic disease Growing and ageing populations Following a strong rebound in 2021, the global economy is entering a pronounced slowdown amid fresh threats from COVID-19 variants and a rise in inflation, debt, and income inequality that could endanger the recovery in emerging and developing economies. Global growth is expected to decelerate markedly from 5.5% in 2021 as pent-up demand dissipates and as fiscal and monetary support is unwound across the world. This will coincide with a widening divergence in growth rates between advanced economies and emerging and developing economies. (Source: World Bank) Non-communicable diseases (NCDs) kill 41 million people each year, equivalent to 71% of all deaths globally. NCDs disproportionately affect people in low- and middle-income countries where more than three quarters of global NCD deaths occur. People of all age groups, regions and countries are affected by NCDs. The risk factors contributing to NCDs include diet, smoking and lack of exercise. (Source: WHO) People worldwide are living longer. By 2030, one in six people will be aged 60 years or over. Between 2015 and 2050, the world’s population of people aged above 60 will nearly double to 2.1 billion. While this shift in distribution towards older ages started in high-income countries, it is now low- and middle-income countries that are experiencing the greatest change. By 2050, two thirds of the world’s population over 60 years will live in low- and middle-income countries. (Source: WHO) 4.1% Global GDP is forecast to grow by 4.1% in 2022, slowing further to 3.2% in 2023. (Source: World Bank) 1bn There are now more than one billion people worldwide aged 60 and over. Most of them live in low- and middle- income countries. (Source: WHO) 77% 77% of all NCD deaths are in low- and middle-income countries. (Source: WHO) -4% By 2023, output in emerging and developing economies will remain 4% below its pre-pandemic trend. (Source: World Bank) 426m The number of people aged 80 or older is expected to triple between 2020 and 2050 to reach 426 million. (Source: WHO) 15m More than 15 million people aged 30–69 years die from NCDs every year. 85% of these ‘premature’ deaths occur in low- and middle- income countries. This compares with some 5.7 million people who have died from COVID-19 since the start of the pandemic. (Sources: WHO and Johns Hopkins) Healthcare systems are having to meet increasing demand, a task made more challenging by the ongoing impact of COVID-19. 7 AstraZeneca Annual Report & Form 20-F Information 2021 Additional Information Financial Statements Strategic Report Corporate Governance Healthcare in a Changing World Healthcare in a Changing World

Strategic Report
Corporate Governance
Financial Statements
Additional Information

## A growing pharmaceutical sector

As a result of increased demand for healthcare, the pharmaceutical sector continues to grow. Global pharmaceutical sales grew by 7.7% in 2021. Global healthcare spending is projected to increase at an annual rate of 4.8% from 2020 to 2025.

### Global pharmaceutical sales

In 2021, Established Markets saw an average revenue increase of 6.4% and Emerging Markets revenue grew at 11.9%. The US, Japan, China, Germany and France are the world's top five pharmaceutical markets by 2021 sales. In 2021, the US had 46.8% of global sales (2020: 46.8%; 2019: 46.5%).

World ($bn)

| | |
|---|---|
| 2021 | 1,186 |
| 2020 | 1,101 |
| 2019 | 1,059 |

$1,186bn (+7.7%)

US ($bn)

| | |
|---|---|
| 2021 | 555 |
| 2020 | 515 |
| 2019 | 493 |

$555bn (+7.6%)

Europe ($bn)

| | |
|---|---|
| 2021 | 228 |
| 2020 | 216 |
| 2019 | 207 |

$228bn (+6.0%)

Established ROW ($bn)

| | |
|---|---|
| 2021 | 118 |
| 2020 | 115 |
| 2019 | 115 |

$118bn (+2.0%)

Emerging Markets ($bn)

| | |
|---|---|
| 2021 | 285 |
| 2020 | 255 |
| 2019 | 207 |

$285bn (+11.7%)

Data based on world market sales using AstraZeneca Market definitions on page 224. Changes in data subscriptions, exchange rates and subscription coverage, as well as restated IQVIA data, have led to the restatement of total market values for prior years. Source: IQVIA, IQVIA Midas Quantum Q3 2021 (including US data). Reported values and growth are based on CER. Value figures are rounded to the nearest billion and growth percentages are rounded to the nearest tenth.

### Estimated pharmaceutical sales and market growth to 2025

We expect developing markets, including Africa, the Commonwealth of Independent States (CIS), the Indian subcontinent and Latin America, to fuel pharmaceutical growth. Market growth in China is expected to remain below historical levels at a compound annual growth rate of 4.5%. This is due to the continued slowdown of the major hospital sector.

| Region | Estimated pharmaceutical sales – 2025 | Estimated pharmaceutical market growth |
|---|---|---|
| North America | $706bn | 4.2% |
| EU | $296bn | 4.3% |
| Other Europe (Non-EU countries; including UK) | $74bn | 6.7% |
| Japan | $85bn | -0.3% |
| Oceania | $18bn | 2.8% |
| Southeast Asia and East Asia | $263bn | 4.5% |
| Latin America | $109bn | 12.6% |
| Africa | $31bn | 5.7% |
| CIS | $37bn | 8.6% |
| Middle East | $24bn | 4.9% |
| Indian subcontinent | $50bn | 10.9% |
| China | $197bn | 4.5% |

Estimated pharmaceutical sales – 2025. Data is based on ex-manufacturer prices at CER. Source: IQVIA

Estimated pharmaceutical market growth. Data is based on the compound annual growth rate from 2020 to 2025. Source: IQVIA Market Prognosis Global 2021 to 2025

Healthcare in a Changing World
AstraZeneca Annual Report & Form 20-F Information 2021 9

Strategic Report
Corporate Governance
Financial Statements
Additional Information

## Unmet medical need and world market

# 10m

Cancer is the second leading cause of death globally with nearly 10 million people losing their lives to cancer in 2020.

# 1 in 2

people will be diagnosed with some form of cancer during their lifetime. Costs associated with cancer place a heavy economic burden on societies, with an estimated global total cost of $1.16 trillion in 2010.

### Disease area world market
(MAT Q3-21)

# $158.6bn

Annual worldwide market value


Small molecule targeted agents $48.6bn
Monoclonal antibodies (mAbs) $33.3bn
Immune checkpoint inhibitors $31.6bn
Chemotherapy $26.3bn
Hormonal therapies $15.8bn
PARP inhibitors $2.6bn
Other oncology therapies $0.4bn

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall disease area market.

## Key marketed products

See full product information in Patent Expiries Supplement on our website, www.astrazeneca.com/annualreport2021.

| Product | Disease | Total Revenue | Commentary |
|---|---|---|---|
| *Tagrisso* (osimertinib) | Lung cancer | ↑ $5,015m, up 16% (13% at CER) | Approved in 64 countries for the adjuvant treatment of patients with early-stage EGFR-mutated (EGFRm) NSCLC and in 91 countries for both the 1st- and 2nd-line treatment of advanced EGFRm NSCLC. |
| *Lynparza* (olaparib) | Ovarian cancer<br>Breast cancer<br>Pancreatic cancer<br>Prostate cancer | ↑ $2,748m, up 23% (21% at CER) | Approved in 86 countries for the treatment of advanced ovarian cancer. It has also been approved in 84 countries for the treatment of gBRCAm, human epidermal growth factor receptor 2 (HER2)-negative metastatic breast cancer and in 68 countries for the treatment of gBRCAm metastatic pancreatic cancer. It is now approved in 70 countries for the treatment of metastatic castration-resistant prostate cancer. |
| *Imfinzi* (durvalumab) | Lung cancer<br>Bladder cancer | ↑ $2,412m, up 18% (16% at CER) | Approved in the curative-intent setting of unresectable, Stage III NSCLC after chemoradiotherapy in 74 countries. Also approved in ES-SCLC in 63 countries and for previously treated patients with advanced bladder cancer in 17 countries. |
| *Calquence* (acalabrutinib) | Mantle cell lymphoma (MCL)<br>Chronic lymphocytic leukaemia (CLL) | ↑ $1,238m, up 137% (136% at CER) | Approved for the treatment of CLL in 70 countries. Also approved for the treatment of patients with MCL who have received at least one prior therapy in 34 countries. |
| *Enhertu* (trastuzumab deruxtecan) | Breast cancer<br>Gastric cancer | ↑ $214m, up 123% (123% at CER) | Approved in more than 40 countries for HER2-positive unresectable, locally advanced or metastatic breast cancer following two or more prior anti-HER2-based regimens. Approved in several countries for locally advanced or metastatic HER2-positive gastric or gastroesophageal junction adenocarcinoma following a prior trastuzumab-based regimen. |
| *Koselugo* (selumetinib) | Neurofibromatosis type 1 plexiform neurofibromas (PN) | ↑ $108m, up 185% (186% at CER) | Approved in the US and the EU for the treatment of paediatric patients two years of age and older with neurofibromatosis type 1 (NF1) who have symptomatic, inoperable PN. |
| *Orpathys* (savolitinib) | Lung cancer | $16m | Approved in China for the treatment of NSCLC with MET exon 14 skipping alterations. |

Other products

| | | | | | |
|---|---|---|---|---|---|
| *Zoladex* (goserelin acetate implant) | Prostate cancer<br>Breast cancer | ↑ $966m, up 3% (down 1% at CER) | *Arimidex* (anastrozole) | Breast cancer | ↓ $139m, down 25% (27% at CER) |
| *Faslodex* (fulvestrant) | Breast cancer | ↓ $431m, down 26% (27% at CER) | *Casodex/Cosudex* (bicalutamide) | Prostate cancer | ↓ $143m, down 17% (21% at CER) |
| *Iressa* (gefitinib) | Lung cancer | ↓ $183m, down 32% (35% at CER) | Others | | ↑ $50m, up 1% (down 1% at CER) |

## Our strategy in Oncology

We strive to push the boundaries of science to change the practice of medicine and transform the lives of patients living with cancer. With this vision in mind, we focus on four strategic priorities:

1. Scientific platforms that work in two ways – targeting cancer cells directly and activating the immune system. We use monotherapy and combination approaches to drive deeper, more durable responses:
   a. Tumour drivers and resistance – targeting the genetic mutations and resistance mechanisms that enable cancer cells to evade treatment, survive and proliferate.
   b. DNA damage response (DDR) – targeting the DNA repair process to block cancer cells' ability to reproduce.
   c. Antibody drug conjugates (ADC) – delivering highly potent cancer-killing agents directly to cancer cells via a linker attached to a targeted antibody.
   d. Epigenetics – identifying changes in how the genome is expressed in cancer and developing drugs to target key vulnerabilities generated by these changes.
   e. Immuno-oncology (IO) – activating the body's own immune system to help fight cancer.
   f. Cell therapies – harnessing living cells to target cancer.
2. Advancing treatment in the early stages of cancer where the greatest opportunity for cure exists and building expertise and leadership in key tumour types.
3. Integrating patient-centric innovation into our programmes through partnerships that will lead to permanent changes in healthcare, including blood-based screening, computational pathology, ctDNA testing, digital health and data science/AI.
4. Delivering across our global footprint to make cancer therapies available to every eligible and appropriate patient.

Full details are given in the Development Pipeline Supplement on our website, www.astrazeneca.com/annualreport2021.

Disease Area Review / Oncology
AstraZeneca Annual Report & Form 20-F Information 2021 17

Disease Area Review
BioPharmaceuticals *continued*

## Cardiovascular, Renal & Metabolism

### Unmet medical need and world market

CVRM diseases are the leading causes of death across the globe, killing more than 20 million people each year.

Currently there are:

**537m**
people living with diabetes.

**64m**
people living with heart failure (HF).

**840m**
people living with chronic kidney disease (CKD).

### Disease area world market
(MAT Q3-21)

**$229.6bn**
Annual worldwide market value



- Diabetes **$114.2bn**
- High blood pressure **$37.5bn**
- Abnormal levels of blood cholesterol **$17.7bn**
- CKD **$10.4bn**
- Thrombosis **$7.4bn**
- CKD associated **$6.5bn**
- Other CV **$52.2bn**
- Hyperkalaemia **$0.6bn**

AstraZeneca focuses on specific segments within this overall disease area market. Sales for CKD ($10.4 billion) and CKD-associated anaemia ($6.5 billion) fall outside the CVRM total market.

All sales for CKD-associated anaemia ($6.5 billion) fall within the CKD market and should not be double-counted.

CVRM disease area world market total excludes sales from the HIF-PHI + ESA market.

### 2021 overview

> *Farxiga* was the primary growth driver with chronic kidney disease (CKD) added to the label.

> *Lokelma* secured label extensions to include patients with hyperkalaemia (HK) on haemodialysis.

> Our pipeline remains strong, well balanced and grows with existing products, LCMs and multiple NMEs.

### Key marketed products

See full product information in the Patent Expiries Supplement on our website, www.astrazeneca.com/annualreport2021.

| Product | Disease | Total Revenue | Commentary |
|---|---|---|---|
| *Farxiga/ Forxiga* (dapagliflozin) | Type-2 diabetes (T2D)<br>Type-1 diabetes (T1D)<br>Heart failure with reduced ejection fraction (HFrEF)<br>Chronic kidney disease (CKD) | ↓ $3,005m, down 23% (23% at CER) | Approved in over 100 countries to improve glycaemic control in adult patients with T2D and for HFrEF in patients with and without T2D. First-in-class approval for CKD in patients with and without T2D in the US, EU, UK, Japan and other countries. |
| *Brilinta/Brilique* (ticagrelor) | Acute coronary syndromes (ACS) | ↓ $1,472m, down 8% (10% at CER) | Approved in over 115 countries for ACS and in 80 countries for high-risk patients with history of heart attack. Approved in the US to reduce the risk of a first heart attack or stroke in high-risk patients. |
| *Bydureon* (exenatide XR injectable suspension) | Type-2 diabetes | ↓ $385m, down 14% (15% at CER) | |
| *Onglyza* (saxagliptin) | Type-2 diabetes | ↓ $360m, down 37% (26% at CER) | |
| Roxadustat | Anaemia of CKD | ↑ $180m, up 493% (448% at CER) | |
| *Lokelma* (sodium zirconium cyclosilicate) | Hyperkalaemia | ↑ $175m, up 130% (130% at CER) | Approved in 47 countries. Label extensions secured in 45 countries including patients on haemodialysis. |
| *Byetta* (exenatide injection) | Type-2 diabetes | ↓ $55m, down 25% (24% at CER) | |
| Other products | | | |
| *Crestor* (rosuvastatin calcium) | Dyslipidaemia<br>Hyper-cholesterolaemia | ↓ $1,098m, down 7% (10% at CER) | |
| *Seloken/Toprol-XL* (metoprolol succinate) | Hypertension<br>Heart failure<br>Angina | ↑ $953m, up 16% (11% at CER) | |
| *Atacand/Atacand HCT/Atacand Plus* (candesartan cilexitil) | Hypertension<br>Heart failure | ↓ $97m, down 60% (60% at CER) | |
| Others | | ↑ $196m, up 3% (down 2% at CER) | |

### Our strategy in CVRM

Our ambition is to stop, reverse and cure CVRM diseases by maximising the value of our medicines, delivering innovative solutions and advancing our pipeline to transform CVRM care. We do this by:

> Unravelling the underlying causes of these diseases by identifying novel targets linked to disease biology to create the next generation of medicines.

> Driving a precision medicine approach that enables us to develop diagnostic strategies and more effective treatments by focusing on the right patients for a specific therapy.

> Developing a pipeline that goes beyond small molecules, mAbs and peptides to include new modalities such as oligonucleotides, mRNA and cell therapy, and also seeks to drive value beyond the first indication.

> Pursuing real-world evidence programmes that improve understanding of disease epidemiology and burden, treatment effectiveness and safety, and health economics.

> Bringing medicines to market more quickly through our CVRM Clinical Trials of the Future programme.

Full details are given in the Development Pipeline Supplement on our website, www.astrazeneca.com/annualreport2021.

20 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report

Disease Area Review
BioPharmaceuticals *continued*

## Respiratory & Immunology

### Unmet medical need and world market

**550m**
Nearly 550 million people worldwide live with chronic respiratory disease.

**Up to 10%**
of patients with asthma have severe asthma and account for approximately 50% of asthma-related costs.

**1 in 10**
Chronic obstructive pulmonary disease is the third leading cause of death worldwide, affecting one in 10 people over the age of 40.

**5m**
At least five million people worldwide have a form of lupus, yet only two new treatments for systemic lupus erythematosus (SLE) have been approved in the last 60 years.

### Disease area world market
(MAT Q3-21)

**$77.8bn**
Annual worldwide market value



- Asthma $23.4bn
- COPD $18.7bn
- Other $35.7bn

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall disease area market.

### 2021 overview

> The respiratory market has been particularly affected by COVID-19 due to respiratory physicians focusing on the pandemic, a reduction in patients attending hospital visits and self-isolation reducing exacerbation rates.
> Despite ongoing challenges created by the COVID-19 pandemic, our Product Sales grew by 13% (9% at CER). Key growth drivers were *Fasenra* (benralizumab), *Symbicort* (budesonide/formoterol) and *Breztri* (budesonide/glycopyrrolate/formoterol).
> *Tezspire* (tezepelumab) was approved for the treatment of severe asthma in the US.
> *Saphnelo* (anifrolumab) was approved for the treatment of SLE in the US, Japan and also received recommendation for approval in the EU.
> PT027 (albuterol/budesonide) demonstrated positive high-level results in two Phase III trials in asthma.

### Key marketed products

See full product information in the Patent Expiries Supplement on our website, www.astrazeneca.com/annualreport2021.

| Product | Disease | Total Revenue | Commentary |
|---|---|---|---|
| *Symbicort* (budesonide/ formoterol) | Asthma COPD | n/m $2,728m, stable at 0% (down 2% at CER) | Continued global volume and value leadership of the inhaled corticosteroid/long-acting beta2-agonist (ICS/LABA) class; decline in the EU and Established Rest of World partially offset by growth in the US and Emerging Markets. Pricing pressure is expected to continue in major territories such as the US, EU, China and Japan. |
| *Fasenra* (benralizumab) | Severe asthma | $1,258m, up 33% (31% at CER) | Achieved blockbuster status and consolidated its position as the leading novel biologic in total and new to brand prescriptions in severe asthma in key markets around the world. |
| *Pulmicort* (budesonide) | Asthma | $962m, down 3% (8% at CER) | In-hospital paediatric use of nebulised *Pulmicort* in Emerging Markets continued to be significantly affected by COVID-19 in the first half of the year and by the implementation of volume-based procurement for this formulation in China in the fourth quarter. |
| *Daliresp/Daxas* (roflumilast) | COPD | $227m, up 5% (4% at CER) | Stable sales driven by the US, where a 2021 price increase offset slightly lower demand. |
| *Breztri* (budesonide/ glycopyrrolate/ formoterol) | COPD | $203m, up 637% (623% at CER) | New launches across 14 countries. Sales accelerated in Japan following Ryotanki lift in the fourth quarter of 2020. Strong sales and market leadership in China following inclusion on the National Reimbursement Drug List. Strong performance in the US, exceeding competitors' total prescriptions uptake in the first six months from launch, on a time-aligned basis. |
| *Bevespi* (glycopyrrolate/ formoterol) | COPD | $54m, up 12% (12% at CER) | Launched in 18 countries to date, including Italy in May 2021. |
| *Saphnelo* (anifrolumab) | SLE | $8m | First-in-class approval in the US and Japan for the treatment of moderate to severe SLE. Recommended for approval in the EU and under regulatory review for SLE in other countries worldwide. |

### Our strategy in Respiratory & Immunology

Our aim is to defy the natural course of disease, drive disease modification and ultimately remission, so that patients can live life without limits.

We will realise our ambition by focusing on three core areas:

> reaching more patients earlier by driving broad diagnosis and accelerating access
> slowing disease progression and driving remission by targeting core disease drivers
> achieving greater efficacy through new modalities and novel combinations.

#### Chronic obstructive pulmonary disease (COPD)

Our ambition is to eliminate COPD as a leading cause of death by slowing and ultimately reversing the progression of the disease. Our strategy is to:

> drive broad, early diagnosis and first-line use of the best therapies to improve patient outcomes
> modify disease through investment in therapies that repair the lung to halt structural damage and lung function decline
> strengthen our ability to monitor progression
> target our medicines through novel, enhanced diagnostics and endpoints that enable us to act earlier in the disease.

#### Asthma

Our ambition in asthma is to eliminate exacerbations and achieve clinical remission, even in people with the most severe asthma. We continue to advance our inhaled portfolio. This includes establishing our anti-inflammatory relievers as the backbone of care across all severities, in addition to developing novel biologics that deliver disease control and allow reduction or even elimination of background medication in severe disease. Our research pushes the boundaries of

22 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report

# Disease Area Review
Other Medicines and COVID-19 *continued*

## Unmet medical need and world market

**390m**

The Johns Hopkins Disease Tracker has recorded more than 390 million confirmed cases of COVID-19 and more than 5.7 million deaths globally.

Source: Johns Hopkins COVID-19 Dashboard https://coronavirus.jhu.edu/map.html

**1bn**

The WHO estimates that seasonal influenza may result in nearly one billion cases of influenza and 290,000 to 650,000 deaths each year due to influenza-related respiratory diseases.

## Disease area world market
(MAT Q3-21)

**$31.1bn**

Annual worldwide market value



- Gastrointestinal **$15.4bn**
- Infection **$8.3bn**
- Vaccines **$7.4bn**

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall disease area market.

## Key marketed products

See full product information in the Patent Expiries Supplement on our website, www.astrazeneca.com/annualreport2021.

| Product | Disease | Total Revenue | Commentary |
|---|---|---|---|
| Other Medicines | | | |
| Infection | | | |
| *Synagis* (palivizumab) | RSV | (up) $410m, up 10% (13% at CER) | Commercial rights to *Synagis* outside the US reverted back to AstraZeneca on 1 July 2021. Agreement with Sobi for rights to *Synagis* in US unaffected. |
| *Fluenz* Tetra/ *FluMist* Quadrivalent (live attenuated influenza vaccine) | Influenza | (down) $253m, down 14% (17% at CER) | Approved in the US, EU, Canada, Israel and Hong Kong. Daiichi Sankyo holds rights to *FluMist* Quadrivalent in Japan. |
| Neuroscience | | | |
| *Seroquel* IR/ *Seroquel XR* (quetiapine fumarate) | Schizophrenia Bipolar disease | (down) $92m, down 21% (20% at CER) | Divested rights in Europe and Russia in October 2019 and in the US and Canada in December 2019 to Cheplapharm. Luye Pharma holds rights to *Seroquel* and *Seroquel XR* in the UK, China and other international markets. There is an agreement in place with Astellas with respect to the rights to *Seroquel* and *Seroquel XR* in Japan. |
| Gastroenterology | | | |
| *Nexium* (esomeprazole) | Proton pump inhibitor to treat acid-related diseases | (down) $1,424m, down 7% (8% at CER) | Divested European rights to Grünenthal in October 2018. |
| *Losec*/ *Prilosec* (omeprazole) | Proton pump inhibitor to treat acid-related diseases | (down) $180m, down 2% (7% at CER) | In October 2019, divested global commercial rights, excluding China, Japan, the US and Mexico to Cheplapharm. |
| COVID-19 | | | |
| *Vaxzevria* (ChAdOx1-S [Recombinant]) | COVID-19 | n/m $3,981m | Through an agreement with Oxford University in 2020, *Vaxzevria* was developed and distributed by AstraZeneca. More than 2.5 billion doses have been released for supply to over 180 countries. |
| *Evusheld* (tixagevimab co-packaged with cilgavimab) | COVID-19 | $135m | The first long-acting antibody combination to demonstrate benefit in both prevention and treatment of COVID-19. *Evusheld* is authorised for emergency use for the prevention of COVID-19 in the US and several other countries. |

## Our strategy in Other Disease Areas

Our approach in these other disease areas looks to maximise revenue of on-market medicines, divest medicines where this enhances shareholder value and advance the novel medicine pipeline with collaborations where appropriate, while preserving a financial stake in the most promising assets.

For 2022, we will be reporting separately on our new Vaccines and Immune Therapies Unit. This will incorporate revenues from *Vaxzevria*, *Evusheld*, *FluMist*, *Synagis* and nirsevimab. For 2021, these are all included in the Other Medicines and COVID-19 Disease Area.

Full details are given in the Development Pipeline Supplement on our website, www.astrazeneca.com/annualreport2021.

## 2021 review – strategy in action

### Infection

Seasonal influenza is a serious public health problem that causes severe illness and death in high-risk populations. *Fluenz* Tetra/*FluMist* Quadrivalent continues to be licensed in multiple markets, including the US, Canada, EU, Israel and Hong Kong, and it remains a central part of the UK and Finnish paediatric national influenza vaccination programmes.

For the 2020 to 2021 flu season, nine million children in the UK were offered *Fluenz* Tetra as part of the UK's national immunisation programme. In addition, we participated in both the US Centers for Disease Control and Prevention Vaccine for Children programme and Vaccine for Adult programme. These are federally funded programmes that ensure under or uninsured children and adults have access to vaccines at little or no cost. We also have an ongoing agreement with the WHO to donate and supply stock at reduced prices in the event of an influenza pandemic.

Respiratory syncytial virus (RSV) is a common seasonal virus and the most prevalent cause of lower respiratory tract infection among infants and young children. Since its initial approval in 1998, *Synagis* has become the global standard of care for RSV prevention and helps protect at-risk babies against RSV. The lifting of public health measures to combat COVID-19, including national and local lockdowns, has led to out-of-season surges of RSV, creating increased demand for preventive options like *Synagis*. These COVID-19 impacts varied across markets.

28 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report

Our commercial regions US We have a 3.1% market share of US pharmaceuticals by sales value and we are the fourteenth largest prescription-based pharmaceutical company in the US. Product Sales increased by 39% in 2021 to $12,000 million, driven primarily by the performance of our new medicines across Oncology and BioPharmaceuticals, including Tagrisso, Calquence, Farxiga and Fasenra. Product launches and new indications also contributed to this growth. Breztri was introduced for patients with COPD; Farxiga in a new indication for chronic kidney disease, and Saphnelo for systemic lupus erythematosus. The US healthcare system is complex. Multiple payers and intermediaries exert pressure on patient access to branded medicines through regulatory rebates in government programmes and voluntary rebates paid to managed care organisations and pharmacy benefit managers for commercially insured patients. Significant pricing pressure is driven by payer consolidation, restrictive reimbursement policies and cost control tools, such as exclusionary formularies and price protection clauses. Many formularies employ ‘generic first’ strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists. For prescriptions dispensed in the US in 2021, generics constituted 86.3% of the market by volume (2020: 85.3%) and 17.2% ($101.0 billion) of the market ($587.7 billion) by value (2020: 18.7%, $102.2 billion of $546.2 billion). Ongoing scrutiny of the US pharmaceutical industry, focused largely on affordability, has been the basis of multiple policy proposals. In addition, lawmakers at both the federal and state levels have sought increased drug transparency and have proposed and implemented such policies. Despite this price scrutiny, we have a diversified product portfolio in the US. We provide a broad spectrum of treatments in many different disease areas, allowing for significant access to patients in need of our innovative medicines. In Rare Disease, Soliris Total Revenue amounted to $1,068 million, representing a pro forma, pro rata1 increase of 4%. Sales benefitted from growing use in neurology indications, gMG and NMOSD, offset by the successful conversion to Ultomiris in haematological indications, PNH and aHUS. At $381 million, Ultomiris sales grew by 20% on a pro forma, pro rata basis. Europe The total European pharmaceutical market was worth $228 billion in 2021. We have a 2.6% market share of pharmaceutical sales by value and we are the eleventh largest prescription-based pharmaceutical company in Europe (see Market definitions on page 224). Product Sales increased by 50% at actual rate of exchange (44% at CER) to $7,604 million (2020: $5,059 million). We continued to launch new medicines and saw sustained performance of our existing medicines. Oncology sales grew by 28% (22% at CER), driven by increased use of Tagrisso for the treatment of 1st-line EGFR-mutated (EGFRm) NSCLC patients. Imfinzi sales reflect a growing number of reimbursements in SCLC. Lynparza saw continued strong performance in the 1st-line ovarian cancer setting and launches in breast and prostate cancer. BioPharmaceutical sales grew by 14% (9% at CER). Forxiga sales growth of 60% (52% at CER) was driven by type-2 diabetes and new indications in heart failure and chronic kidney disease (CKD). Fasenra sales increased 41% (34% at CER) while Trixeo was launched in major European markets with more to follow in 2022. Established Rest of World (ROW) Japan The pharmaceutical market in Japan was worth $85 billion in 2021, remaining an attractive market for investment in innovation. We have a 3.7% market share of pharmaceutical sales by value and we are the fifth largest prescription-based pharmaceutical company. The government introduced a mid-year price control measurement in April 2021 in order to address continued pressure on healthcare spend. Total Product Sales grew by 31% (35% at CER) to $3,416 million, despite continued COVID-19 challenges, price cuts and ongoing generic erosion for Symbicort. This included sales from Rare Disease medicines after the acquisition of Alexion. The strong performance was driven by new medicines including Tagrisso, Imfinzi, Lynparza, Fasenra, Breztri, Lokelma and Forxiga. Additionally, Calquence was introduced for patients with chronic lymphocytic leukaemia, Forxiga for CKD and Saphnelo for systemic lupus erythematosus. We also recovered the distribution rights for Nexium and Synagis. Canada Product Sales in Canada increased by 28% at actual rate of exchange (19% at CER) in 2021. This was primarily driven by strong, sustained growth of our new medicines, particularly Tagrisso, Lynparza, Forxiga and Fasenra. Declines in Onglyza, Crestor and Brilinta sales, linked to loss of exclusivity, combined with pricing pressures, partially offset the growth in innovative medicines. Australia and New Zealand Our sales in Australia and New Zealand increased by 89% at actual rate of exchange (73% at CER) in 2021. This was primarily due to growth in key brands such as Tagrisso, Lynparza, Fasenra, Soliris and Forxiga/Xigduo. Calquence achieved a high level of growth in its first full year of reimbursement. However, the overall growth of the business was constrained by the impact of the Crestor and Atacand divestments in 2020, as well as the flat growth of Symbicort despite it maintaining leadership in the LABA/ICS class. Emerging Markets With revenues of $12,281 million (2020: $8,711 million), AstraZeneca was the second largest multinational pharmaceutical company, as measured by prescription sales, and the third fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2021. Despite the continued impact of COVID-19 across all geographies, we saw growth across all major areas. This included Latin America at 153% (156% at CER), Russia & Eurasia at 40% (42% at CER), Middle East & Africa at 16% (20% at CER) and Asia Pacific at 96% (93% at CER). China In China, AstraZeneca is the largest pharmaceutical company by sales value in the hospital sector. Sales in 2021 increased by 12% at actual rate of exchange (4% at CER) to $5,995 million (2020: $5,345 million). Forxiga, roxadustat and Lokelma were listed or renewed in the NRDL. The implementation of Value Based Procurement (VBP), which has opened up more of the hospital volumes to qualifying generics, has impacted several AstraZeneca brands including Crestor, Iressa, Brilinta, Nexium Oral, Losec Oral and Arimidex. In the most recent cycle of VBP implementation, Pulmicort, Nexium IV, Onglyza, Betaloc Oral and Casodex were included. A number of AstraZeneca brands are expected to be included in the next VBP cycle with an estimated implementation during the first half of 2022. 1 Growth rates on Rare Disease medicines have been calculated on a pro forma, pro rata basis by comparing post-acquisition revenues from 21 July 2021 to 31 December 2021 with the corresponding period in the prior year, pre‑acquisition as previously published by Alexion. Pro forma, pro rata Total Revenue growth rates have been presented for 2021 Rare Disease area and constituent medicines, and do not impact Group totals. 36 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report Business Review continued

# Glossary

## Market definitions

| Region | Country | | | | |
|---|---|---|---|---|---|
| **US** | US | | | | |
| **Europe** | Albania* | Czech Republic | Hungary | Luxembourg* | Serbia and Montenegro* |
| | Austria* | Denmark | Iceland* | Malta* | Slovakia* |
| | Belgium | Estonia* | Ireland | Netherlands | Slovenia* |
| | Bosnia and Herzegovina* | Finland | Israel* | Norway | Spain |
| | Bulgaria* | France | Italy | Poland | Sweden |
| | Croatia | Germany | Latvia* | Portugal | Switzerland |
| | Cyprus* | Greece | Lithuania* | Romania | UK |
| **Established ROW** | Australia | Canada | Japan | New Zealand | |
| **Emerging Markets** | Algeria | Costa Rica | Iraq* | Pakistan* | Syria* |
| | Argentina | Cuba* | Jamaica* | Palestine* | Taiwan |
| | Aruba* | Dominican Republic* | Jordan | Panama | Thailand |
| | Bahamas* | Ecuador* | Kazakhstan | Peru | Trinidad and Tobago* |
| | Bahrain* | Egypt | Kuwait* | Philippines | Tunisia* |
| | Barbados* | El Salvador | Lebanon* | Qatar* | Turkey |
| | Belarus* | Georgia* | Libya* | Russia | Ukraine |
| | Belize* | Guatemala | Malaysia | Saudi Arabia | United Arab Emirates |
| | Bermuda* | Honduras | Mexico | Singapore | Uruguay* |
| | Brazil | Hong Kong | Morocco* | South Africa | Venezuela* |
| | Chile | India | Nicaragua | South Korea | Vietnam |
| | China | Indonesia | Oman* | Sri Lanka* | Yemen* |
| | Colombia | Iran* | Other Africa* | Sudan* | |

* Q3 2021 IQVIA, IQVIA Midas Quantum Q3 2021 data are not available or AstraZeneca does not subscribe for IQVIA quarterly data for these countries. The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2021 of less than $1 million.

Established Markets means US, Europe and Established ROW.

North America means US.

Other Established ROW means Australia and New Zealand.

Other Emerging Markets means all Emerging Markets except China.

Other Africa includes Angola, Botswana, Ethiopia, Ghana, Kenya, Mauritius, Mozambique, Namibia, Nigeria, Eswatini, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

## US equivalents

| Terms used in this Annual Report | US equivalent or brief description |
|---|---|
| Accruals | Accrued expenses |
| Called-up share capital | Issued share capital |
| Creditors | Liabilities/payables |
| Debtors | Receivables and prepaid expenses |
| Earnings | Net income |
| Employee share schemes | Employee stock benefit plans |
| Fixed asset investments | Non-current investments |
| Freehold | Ownership with absolute rights in perpetuity |
| Loans | Long-term debt |
| Prepayments | Prepaid expenses |
| Profit | Income |
| Share premium account | Additional paid-in capital or paid-in surplus (not distributable) |
| Short-term investments | Redeemable securities and short-term deposits |

224 AstraZeneca Annual Report & Form 20-F Information 2021 Additional Information

FDA – the US Food and Drug Administration, which is part of the US Department of Health and Human Services Agency, which is the regulatory authority for all pharmaceuticals (including biologics and vaccines) and medical devices in the US. FibroGen – FibroGen, Inc. FRC – the UK Financial Reporting Council. GAAP – Generally Accepted Accounting Principles. GHG – greenhouse gas. GLP1 – glucagon-like peptide-1. gross margin – the margin, as a percentage, by which sales exceed the cost of sales, calculated by dividing the difference between the two by the sales figure. Group – AstraZeneca PLC and its subsidiaries. Grünenthal – Grünenthal Group. GSK – GlaxoSmithKline plc. GWP – global warming potential. HCPs – healthcare practitioners. HF – heart failure. HMRC – Her Majesty’s Revenue & Customs, the UK tax authority. HTA – health technology assessment. IA – the Group’s Internal Audit Services function. IAS – International Accounting Standards. IASB – International Accounting Standards Board. ICS – inhaled oral corticosteroid. IFPMA – International Federation of Pharmaceutical Manufacturers and Associations. IFRS – International Financial Reporting Standards or International Financial Reporting Standard, as the context requires. Innate Pharma – Innate Pharma S.A. IO – immuno-oncology. IP – intellectual property. IQVIA – IQVIA Solutions HQ Limited. For more information, see page 228. Ironwood – Ironwood Pharmaceuticals, Inc. IS – information services. ISAs – International Standards on Auditing. IT – information technology. KPI – key performance indicator. krona or SEK – references to the currency of Sweden. Kyowa Kirin – Kyowa Kirin International plc, a subsidiary of Kyowa Hakko Kirin Co., Ltd. LABA – long-acting beta2-agonist. LAMA – long-acting muscarinic antagonist. LCM projects – significant life-cycle management projects (as determined by potential revenue generation), or line extensions. Lilly – Eli Lilly and Company. Luye Pharma – Luye Pharma Group. mAb – monoclonal antibody, a biologic that is specific, meaning it binds to and attacks one particular antigen. major market – US, Europe, Japan and China. MAT – moving annual total. MedImmune – MedImmune, LLC (formerly MedImmune, Inc.). mRNA – Messenger RNA. MI – myocardial infarction. Moderna – Moderna Therapeutics, Inc. MSD – Merck & Co., Inc., which is known as Merck in the US and Canada, and MSD in other territories. n/m – not meaningful. Nasdaq – Nasdaq Global Select Market. Nasdaq Stockholm – previously the Stockholm Stock Exchange. New Medicines – Roxadustat, Koselugo, Enhertu, Tagrisso, Imfinzi, Lynparza, Calquence, Farxiga, Brilinta, Lokelma, Fasenra, Bevespi and Breztri. NME – new molecular entity. Novartis – Novartis Pharma AG. NRDL – National Reimbursement Drug List, China. NSCLC – non-small cell lung cancer. NYSE – the New York Stock Exchange. OECD – the Organisation for Economic Co-operation and Development. OMICs – refers to a field of study in biology ending in ‘omics’, such as genomics, proteomics or metabolomics. operating profit – sales, less cost of sales, less operating costs, plus operating income. Ordinary Share – an ordinary share of $0.25 each in the share capital of the Company. Orphan Drug – a drug that has been approved for use in a relatively low-incidence indication (an orphan indication) and has been rewarded with a period of market exclusivity; the period of exclusivity and the available orphan indications vary between markets. Paediatric Exclusivity – in the US, a six-month period of exclusivity to market a drug which is awarded by the FDA in return for certain paediatric clinical studies using that drug. This six-month period runs from the date of relevant patent expiry. Analogous provisions are available in certain other territories (such as European Supplementary Protection Certificate (SPC) paediatric extensions). 226 AstraZeneca Annual Report & Form 20-F Information 2021 Additional Information Glossary continued

Cautionary statement regarding forward‑looking statements The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report contains certain forward- looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Forward- looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: > the risk of failure or delay in delivery of pipeline or launch of new medicines > the risk of failure to meet regulatory or ethical requirements for medicine development or approval > the risk of failures or delays in the quality or execution of the our commercial strategies > the impact of pricing, affordability and competitive pressures > the risk of failure to maintain supply of compliant, quality medicines > the risk of illegal trade in our medicines > the impact of reliance on third-party goods and services > the risk of failure in information technology or cybersecurity > the risk of failure of critical processes > the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives > the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce > the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change > the risk of the safety and efficacy of marketed medicines being questioned > the risk of adverse outcome of litigation and/or governmental investigations > the risks related to IP protection of our products > the risk of failure to achieve strategic plans or meet targets or expectations > the risk of failure in financial control or the occurrence of fraud > the risk of unexpected deterioration in our financial position > the impact that the COVID-19 global pandemic may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition. Certain of these factors are discussed in more detail, without limitation, in the Risk Supplement (at www.astrazeneca.com/ annualreport2021) and reproduced in AstraZeneca’s Form 20-F filing for 2021 (available on the SEC website www.sec.gov). Nothing in this Annual Report should be construed as a profit forecast. Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies. Statements of competitive position, growth rates and sales In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2021 obtained from IQVIA, a leading supplier of statistical data to the pharmaceutical industry. Unless otherwise noted, for the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IQVIA National Prescription Audit and IQVIA National Sales Perspectives for the 12 months ended 31 December 2021; such data are not adjusted for Medicaid and similar rebates. Except as otherwise stated, these market share and industry data from IQVIA have been derived by comparing our sales revenue with competitors’ and total market sales revenues for that period, and except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 50 countries contained in the IQVIA database, which amounted to approximately 93% (in value) of the countries audited by IQVIA. Changes in data subscriptions, exchange rates and subscription coverage, as well as restated IQVIA data, have led to the restatement of total market values for prior years. AstraZeneca websites Information on or accessible through our websites, including www.astrazeneca.com, and www.astrazenecaclinicaltrials.com and on any websites referenced in this Annual Report, does not form part of and is not incorporated into this Annual Report. External/third-party websites Information on or accessible through any third-party or external website does not form part of and is not incorporated into this Annual Report. Figures Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers. Supplements For detailed information on our Development Pipeline, Patent Expiries and Key Marketed Products, and Risk, see our website, www.astrazeneca.com/annualreport2021. 228 AstraZeneca Annual Report & Form 20-F Information 2021 Additional Information Important information for readers of this Annual Report